EXHIBIT 99.3

PROXY CARD

DUNXIN FINANCIAL HOLDINGS LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints _____________of ____________, or failing him/her, Ricky Qizhi Wei, individually, as proxy to represent the undersigned at the Annual General Meeting of Shareholders of Dunxin Financial Holdings Limited (the “Company”) to be held on December 30, 2021 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China 430063 at 9:00 A.M. Beijing Time and virtually through teleconference at +86-851-28753555, and for any adjournments or postponement thereof, and to vote the shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends you vote “FOR” all director nominees in Proposal 1.

1. Proposal 1: Election of directors

Resolution			For	Against	Abstain

1	As ordinary resolutions, to elect and appoint two directors, with immediate effect, namely:

	a.	Qi Chen, being a current director of the Company, shall be re-elected as a director of the Company; and

	b.	Weitao Liang, being a current director of the Company, shall be re-elected as a director of the Company.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Annual General Meeting.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

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If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signature of Shareholder: _________________________ Date: ______________________, 2021

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders: _____________________________

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NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE ANNUAL GENERAL MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Ricky Qizhi Wei will be appointed as your proxy.

2

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Annual General Meeting unless revoked prior to the Annual General Meeting or the shareholder attends the Annual General Meeting in person or completes and returns this form appointing a specific proxy.

3

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China 430063, or send copies of the foregoing by email to cfo@dunxin.us, in each case marked for the attention of Johnny Zhou, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the Annual General Meeting and voting in person if you so wish.

4

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6

This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

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